Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150070

PROSPECTUS

SatCon Technology Corporation

44,499,998 Shares of Common Stock

This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 44,499,998 shares of the common stock of SatCon Technology Corporation. We are filing the registration statement of which this prospectus is a part at this time to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of the Series C convertible preferred stock, or Series C Preferred Stock, and the related warrants. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify most of the selling stockholders against certain liabilities. The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the Nasdaq Capital Market under the symbol “SATC.” On March 28, 2008, the closing sale price of the common stock on Nasdaq was $1.84 per share. We urge you to obtain current market quotations for our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2008

Our executive offices are located at 27 Drydock Avenue, Boston, Massachusetts 02210, our telephone number is (617) 897-2400 and our Internet address is www.satcon.com. The information on our Internet website is not incorporated by reference in this prospectus.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Unless the context otherwise requires, references in this prospectus to “SatCon,” “we,” “us,” and “our” refer to SatCon Technology Corporation and its subsidiaries.

SatCon Technology Corporation

We design and manufacture enabling technologies and products for electrical power conversion and control for high-performance, high-efficiency applications in large, growth markets such as alternative energy, hybrid electric vehicles, distributed power generation, power quality, semiconductor fabrication capital equipment, industrial motors and drives, and high reliability defense electronics.

The Offering

Common stock offered by selling stockholders	44,499,998 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

Nasdaq Capital Market symbol	SATC

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Company

We have a history of operating losses, may not be able to achieve profitability and may require additional capital in order to sustain our businesses.

For each of the past ten fiscal years, we have experienced losses from operating our businesses. As of December 31, 2007, we had an accumulated deficit of approximately $176.8 million. During the year ended December 31, 2007 we had a loss from operations of approximately $11.0 million.  In the fourth quarter of fiscal 2007, we raised $25.0 million through the sale of short-term notes, Series C Preferred Stock and related warrants.  The net proceeds of these transactions were approximately $23.0 million, after deducting placement fees and other offering-related expenses.  See “Description of Transactions for a detailed description of these transactions and the related securities.  If, however, we are unable to operate on a cash flow breakeven basis in the future, we may need to raise additional capital in order to sustain our operations. There can be no assurance that we will be able to achieve such results or to raise such funds if they are required.

We could issue additional shares of common stock or securities convertible into or exercisable for common stock, which might dilute your percentage ownership interest in our company.

We have authorized 200,000,000 shares of our common stock, of which 49,803,979 shares were issued and outstanding as of December 31, 2007.  Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price that reflects a discount from the then-current trading price of our common stock. In addition, in order to raise the capital that we may need at today’s stock prices, we will need to issue securities that are convertible into or exercisable for a significant amount of our common stock. For example, in the fourth quarter of 2007, we sold Series C Preferred Stock and related warrants for $25.0 million.  See “Description of Transactions for a detailed description of these transactions and the related securities.  These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.  In addition, these issuances, or the perception that such issuances may occur in the future, may have a depressant effect on our stock price and make it more difficult to raise capital in the future on reasonable terms or at all.

The sale or issuance of a large number of shares of our common stock could depress our stock price.

As of March 1, 2008, we have reserved 31,749,634 shares of common stock for issuance upon exercise of stock options and warrants, 12,288,077 shares for future issuances under our stock plans and 924,517 shares for future issuances as matching contributions under our 401(k) plan. We have also reserved 1,096,774 shares of common stock for issuance upon conversion of the outstanding Series B Preferred Stock, which can be converted at any time. In addition, we have reserved 24,038,060 shares of common stock for issuance upon conversion of the outstanding Series C Preferred Stock, which can be converted at any time.  As of March 1, 2008, holders of warrants and options to purchase an aggregate of 30,718,756 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144.  The availability of these shares for sale in the open market, or the perception that such shares are available for sale, may have a depressant effect on our stock price and make it more difficult to raise capital in the future on reasonable terms or at all.

We have not consistently complied with Nasdaq’s Marketplace Rules for continued listing, which exposes us to the risk of delisting from the Nasdaq Stock Market.

As a result of our failure to comply with the continued listing requirements of The Nasdaq Global Market, on October 25, 2006 we transferred our securities to The Nasdaq Capital Market.  However, if we fail to maintain compliance with the rules for continued listing on The Nasdaq Capital Market, including, without limitation, the minimum $1.00 bid price requirement, and our common stock is delisted from The Nasdaq Capital Market, there could be a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with The Nasdaq Capital Market, the loss of federal preemption of state securities laws, the potential loss of confidence by suppliers, customers and employees, as well as the loss of analyst coverage and institutional investor interest, fewer business development opportunities and greater difficulty in obtaining financing.

We expect to generate a significant portion of our future revenues from sales of our power control products and cannot assure market acceptance or commercial viability of our power control products.

We intend to continue to expand development of our power control products. We cannot assure you that potential customers will select our products to incorporate into their systems or that our customers’ products will realize market acceptance, that they will meet the technical demands of their end users or that they will offer cost-effective advantages over existing products. Our marketing efforts have included development contracts with several customers and the targeting of specific market segments for power and energy management systems. We cannot know if our commercial marketing efforts will be successful in the future. Additionally, we may not be able to develop competitive products, our products may not receive market acceptance, and we may not be able to compete profitably in this market, even if market acceptance is achieved. If our products do not gain market acceptance or achieve commercial viability, we will not attain our anticipated levels of profitability and growth.

If we are unable to maintain our technological expertise in design and manufacturing processes, we will not be able to successfully compete.

We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process improvement efforts will be successful. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable, which would have a significant impact on our ability to generate revenue. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

We are heavily dependent on contracts with the U.S. government and its agencies or from subcontracts with the U.S. government’s prime contractors for revenue to develop our products, and the loss of one or more of our government contracts could preclude us from achieving our anticipated levels of growth and revenues.

Our ability to develop and market our products is dependent upon maintaining our U.S. government contract revenue and research grants. Many of our U.S. government contracts are funded incrementally on a year-to-year basis. Approximately 22% of our revenue during the year ended December 31, 2007 was derived from government contracts and subcontracts. Changes in government policies, priorities or programs that result in budget reductions could cause the government to cancel existing contracts or eliminate follow-on phases in the future which would severely inhibit our ability to successfully complete the development and commercialization of our products. In addition, there can be no assurance that, once a government contract is completed, it will lead to follow-on contracts for additional research and development, prototype build and test or production. Furthermore, there can be no assurance that our U.S. government contracts or subcontracts will not be terminated or suspended in the future. In the event that any of our government contracts are terminated for cause, it could significantly affect our ability to obtain future government contracts, which could seriously harm our ability to develop our technologies and products.

Our contracts with the U.S. government are subject to audit by the Defense Contract Audit Agency and other agencies of the government, which may challenge our treatment of direct and indirect costs and reimbursements, resulting in a material adjustment and adverse impact on our financial condition.

The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, substantial portions of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations.  Currently 2006 and 2007 remain open for review with the Defense Contract Audit Agency.

Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

The U.S. government has certain rights relating to our intellectual property.

Many of our patents are the result of inventions made under U.S. government-funded research and development programs. With respect to any invention made with government assistance, the government has a nonexclusive, nontransferable, irrevocable, paid-up license to use the technology or have the technology employed for or on behalf of the U.S. government throughout the world. Under certain conditions, the U.S. government also has “march-in rights,” which enable the U.S. government to require us to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to responsible applicants, upon terms that are reasonable under the circumstances.

Our business could be adversely affected if we are unable to protect our patents and proprietary technology.

As of March 1, 2008, we held approximately 65 U.S. patents and had 6 patent applications pending with the U.S. Patent and Trademark Office. We have also obtained corresponding patents in the rest of North America, Europe and Asia for many of these patents. The expiration dates of our patents range from 2009 to 2021, with the majority expiring after 2015. As a qualifying small business from our inception to date, we have retained commercial ownership rights to proprietary technology developed under various U.S. government contracts and grants.

Our patent and trade secret rights are of significant importance to us and to our future prospects. Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs relating to our products. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor’s products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action and there can be no assurance that we would be successful in enforcing our intellectual property rights. Because we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert resources from operational goals. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we operate or sell our products.

We may not be able to maintain confidentiality of our trade secrets and other proprietary technology.

In addition to our patent rights, we also rely on treatment of our technology as trade secrets through confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and other intellectual property developed by our employees during their employment with us. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. We also rely on non-disclosure agreement to protect our trade secrets and proprietary knowledge. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of these agreements or may be independently developed by competitors. Failure to maintain the proprietary nature of our technology and information could harm our results of operations and financial condition by reducing or eliminating our technological advantages in the marketplace.

Others may assert that our technology infringes their intellectual property rights.

We believe that we do not infringe the proprietary rights of others and, to date, no third parties have asserted an infringement claim against us, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Our success is dependent upon attracting and retaining highly qualified personnel and the loss of key personnel could significantly hurt our business.

To achieve success, we must attract and retain highly qualified technical, operational and executive employees.  The loss of the services of key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering, operations and business development personnel, could result in the loss of business or could otherwise negatively impact our ability to operate and grow our business successfully.

We expect significant competition for our products and services.

In the past, we have faced limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Many of our competitors and potential competitors are well established and have substantially greater financial, research and development, technical, manufacturing and marketing resources than we do. Some of our competitors and potential competitors are much larger than we are. If these larger competitors decide to focus on the development of distributed power and power quality products, they have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of these products more quickly and effectively than we can. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in this competitive environment.

We are dependent on third-party suppliers for the supply of key components for our products.

We use third-party suppliers for components in many of our systems. From time to time, shipments can be delayed because of industry-wide or other shortages of necessary materials and components from third-party suppliers. A supplier’s failure to supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could impair our ability to deliver our products in accordance with contractual obligations.

On occasion, we agree to fixed price engineering contracts, which exposes us to losses.

Most of our engineering design contracts are structured on a cost-plus basis.  However, on occasion we have entered into fixed price contracts, which may expose us to loss.  In addition, in our manufacturing divisions we accept fixed price contracts via customer purchase orders.  A fixed priced contract, by its very nature, requires cost estimates during the bidding process and throughout the contract, as the program proceeds to completion.  Depending upon the complexity of the program, the estimated completion costs could change frequently and significantly during the course of the contract.  We regularly involve the appropriate people on the program and finance staffs to arrive at a reasonable estimate of the cost to complete.   However, due to unanticipated technical challenges and other factors, there is the potential for substantial cost overruns in order to complete a contract in accordance with the contract specifications.  At December 31, 2007, we have accrued approximately $1.3 million related to an anticipated loss on a fixed price contract.  At December 31, 2006 there were no contract losses recorded.

If we experience a period of significant growth or expansion, it could place a substantial strain on our resources.

If our power control products are successful in achieving rapid market penetration, we may be required to deliver large volumes of technically complex products or components to our customers on a timely basis at reasonable costs to us. We have limited experience in ramping up our manufacturing capabilities to meet large-scale production requirements and delivering large volumes of our power control products. If we were to commit to deliver large volumes of our power control products, we cannot assure you that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis or that such growth will not strain our operational, financial and technical resources.

Our business could be subject to product liability claims.

Our business exposes us to potential product liability claims, which are inherent in the manufacturing, marketing and sale of our products, and we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end users. We currently maintain a moderate level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not harm our business or financial condition. In addition, negative publicity in connection with the faulty design or manufacture of our products would adversely affect our ability to market and sell our products.

We are subject to a variety of environmental laws that expose us to potential financial liability.

Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge or release of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Because we use hazardous materials in certain of our manufacturing processes, we are required to comply with these environmental laws. In addition, because we generate hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to potential financial exposure for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if those sites become contaminated and even if we fully comply with applicable environmental laws.  If we were found to be a responsible party, we could be held jointly and severably liable for the costs of remedial actions. To date, we have not been cited for any improper discharge or release of hazardous materials.

Businesses and consumers might not adopt alternative energy solutions as a means for obtaining their electricity and power needs.

On-site distributed power generation solutions, such as fuel cell, photovoltaic and wind turbine systems, which utilize our products, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electrical power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely upon less traditional means of purchasing electricity. We cannot assure you that businesses and consumers will choose to utilize on-site distributed power at levels sufficient to sustain our business in this area. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

•                  market acceptance of fuel cell, photovoltaic and wind turbine systems that incorporate our products;

•                  the cost competitiveness of these systems;

•                  regulatory requirements; and

•                  the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

Our quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control.  Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. If our earnings do not meet the expectations of securities analysts or investors, the price of our stock could decline.

Provisions in our charter documents and Delaware law may delay, deter or prevent the acquisition of SatCon, which could decrease the value of your shares.

Some provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control of SatCon or a change in our management that you, as a stockholder, may consider favorable. These provisions include:

•                  authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;

•                  a board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•                  prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•                  limitations on who may call special meetings of stockholders.

In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may delay, deter or prevent a change in control of SatCon. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions, or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

We are subject to stringent export laws and risks inherent in international operations.

We market and sell our products and services both inside and outside the United States. We are currently selling our products and services throughout North America and in certain countries in South America, Asia, Canada and Europe. Certain of our products are subject to the International Traffic in Arms Regulations (ITAR) 22 U.S.C 2778, which restricts the export of information and material that may be used for military or intelligence applications by a foreign person. Additionally, certain products of ours are subject to export regulations administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export certain products or technology. Failure to comply with these laws could result in enforcement responses by the government, including substantial monetary penalties, denial of export privileges, debarment from government contracts and possible criminal sanctions.

Revenue from sales to our international customers for the years ended December 31, 2007 and 2006 were approximately $9.6 million and $3.3 million, respectively. Our success depends, in part, on our ability to expand our market for our products and services to foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We face numerous challenges in penetrating international markets, including unforeseen changes in regulatory requirements, export restrictions, fluctuations in currency exchange rates, longer accounts receivable cycles, difficulties in managing international operations, and the challenges of complying with a wide variety of foreign laws.

We are exposed to credit risks with respect to some of our customers.

To the extent our customers do not advance us sufficient funds to finance our costs during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. Occasionally, we accept the risk of dealing with thinly financed entities. We attempt to mitigate this risk by seeking to negotiate more timely progress payments and utilizing other risk management procedures.

Our loan agreement with Silicon Valley Bank subjects us to various restrictions, which may limit our ability to pursue business opportunities.

Our loan agreement with Silicon Valley Bank subjects us to various restrictions on our ability to engage in certain activities without the prior written consent of the bank, including, among other things, our ability to:

•                  dispose of or encumber assets, other than in the ordinary course of business,

•                  incur additional indebtedness,

•                  merge or consolidate with other entities, or acquire other businesses, and

•                  make investments

The agreement also subjects us to various financial and other covenants with which we must comply on an ongoing or periodic basis. The financial covenant requires us to maintain a minimum level of tangible net worth, as defined, which varies from month to month. If we violate this or any other covenant, any outstanding debt under this agreement could become immediately due and payable, the bank could proceed against any collateral securing indebtedness and our ability to borrow funds in the future may be restricted or eliminated. These restrictions may also limit our ability to pursue business opportunities or strategies that we would otherwise consider to be in the best interests of the Company.

The holders of our Series B Preferred Stock are entitled to receive liquidation payments in preference to the holders of our common stock.

As of March 1, 2008, 340 shares of our Series B Preferred Stock were outstanding. Pursuant to the terms of the certificate of designation creating the Series B Preferred Stock, upon a liquidation of our company, the holders of shares of the Series B Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is $5,000 per share of Series B Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares.  Dividends accrue on the shares of Series B Preferred Stock at a rate of 8% per annum.

The holders of our certain of our outstanding warrants have the right to put those warrants to us for cash if we issue common stock or common stock equivalents at a price per share less than $1.65.

As of March 1, 2008, we had outstanding Warrant As to purchase up to an aggregate of 2,090,911 shares of common stock and Warrant Cs to purchase up to an aggregate of 1,045,456 shares of common stock.  The holder of those warrants may put those warrants to us for a cash amount equal to their Black-Scholes value if we issue common stock or common stock equivalents at a price per share less than $1.65, subject to certain exceptions.  These rights are exercisable for the 45-day period following any such issuance. For example, in connection with the issuance of the Series C Preferred

Stock in the fourth quarter of 2007, holders of these series of warrants put their warrants to us for an aggregate of $2.7 million in cash.  The existence of these potential put rights with respect to the remaining Warrant As and Warrant Cs could limit our ability to raise necessary capital in the future.  Furthermore, the exercise of these rights could materially impact our capital resources and materially affect our ability to fund operations.

Risks Related to Our Private Placement of Series C Preferred Stock and Related Warrants

The holders of our Series C Preferred Stock are entitled to receive liquidation payments in preference to the holders of our common stock.

As of March 1, 2008, 25,000 shares of our Series C Preferred Stock were outstanding. Upon a liquidation of our company, the holders of shares of Series C Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is the greater of (i) $1,000 per share of Series C Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares, or (ii) the amount per share that a holder would have received if, immediately prior to the liquidation, that holder’s share had been converted to our common stock. Dividends accrue on the shares of Series C Preferred Stock at a rate of 5% per annum. Because of the substantial liquidation preference to which the holders of the Series C Preferred Stock are entitled, the amount available to be distributed to the holders of our common stock upon a liquidation of our company could be substantially limited or reduced to zero and may make it more difficult to raise capital or recruit and retain key personnel in the future.

We are responsible for having the resale of shares of common stock underlying the Series C Preferred Stock and related warrants registered with the SEC within defined time periods and will incur liquidated damages if the shares are not registered with the SEC within those defined time periods.

Pursuant to our agreement with the investors in the Series C Preferred Stock financing transaction, we are obligated to (i) file a registration statement covering the resale of the common stock underlying the Series C Preferred Stock and related warrants with the SEC by the earlier of (x) five business days after we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and (y) April 7, 2008 (which we have satisfied), (ii) use our best efforts to cause the registration statement to be declared effective within 60 days following the required filing date, and (iii) use our best efforts to keep the registration statement effective until the earlier of (x) the date all of the securities covered by the registration statement have been publicly sold and (y) the date all of the securities covered by the registration statement may be sold without restriction under SEC Rule 144. If we fail to comply with these or certain other provisions, then we will be required to pay liquidated damages of one twentieth of a percent (.05%) of the aggregate purchase price paid by the investors for the securities that can be registered on the registration statement for each day the failure continues. The total liquidated damages under this provision are capped at 9.9% of the aggregate purchase price paid by the investors in the private placement. Any such payments could materially affect our ability to fund operations.

The certificate of designation governing the Series C Preferred Stock contains various covenants and restrictions which may limit our ability to operate our business.

Under the certificate of designation governing the Series C Preferred Stock we are not permitted, without the affirmative vote or written consent of the holders of 50% of the Series C Preferred Stock, directly or indirectly, to take any of the following actions or agree to take any of the following actions:

•                  authorize, create or issue any shares of preferred stock or other equity securities ranking senior to or on a parity with the Series C Preferred Stock;

•                  increase or decrease the total number of authorized shares of Series C Preferred Stock;

•                  amend or modify our certificate of incorporation (including the certificate of designation governing the Series C Preferred Stock) or bylaws that would adversely affect the rights, preferences, powers and privileges of the Series C Preferred Stock;

•                  incur any form of indebtedness for borrowed money in excess of $5,000,000 in the aggregate (other than indebtedness existing at November 8, 2007);

•                  repurchase or redeem any equity securities ranking junior to the Series C Preferred Stock, subject to certain exceptions;

•                  effect any distribution or declare, pay or set aside any dividend with respect to any equity securities ranking junior to the Series C Preferred Stock;

•                  effect a liquidation, consummate a reorganization event or dispose, transfer or license any material assets, technology or intellectual property, other than non-exclusive licenses in connection with sales of our products in the ordinary course of business;

•                  change the size of our board of directors;

•                  encumber or grant a security interest in all or substantially all or a material part of our assets except to secure indebtedness permitted above that is approved by our board of directors;

•                  acquire a material amount of assets of another entity, through a merger, purchase of assets or purchase of capital stock or otherwise; or

•                  enter into any agreement to do or cause to be done any of the foregoing

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities, any of which could have a material adverse impact on our business.

The holders of the Series C Preferred Stock will have substantial voting power on matters submitted to a vote of stockholders.

Generally, the holders of Series C Preferred Stock are entitled to vote on all matters on which the holders of our common stock are entitled to vote, voting together with the holders of our common stock as a single class. Each share of Series C Preferred Stock is entitled to 694 votes. Based on 49,961,606 shares of common stock outstanding as of March 1, 2008, the outstanding shares of Series C Preferred Stock represent, in the aggregate, 25.8% of the voting power of our stock. The voting percentage held by the investors would increase to the extent the shares of Series C Preferred Stock are converted or the warrants issued in the private placement are exercised. Because the investors will own a significant percentage of our voting power, they may have considerable influence in determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including the election of directors and approval of merger, consolidations and the sale of all or substantially all of our assets.

In addition, the ownership by the investors of a substantial percentage of our total voting power and the terms of the Series C convertible preferred stock could make it more difficult and expensive for a third party to pursue a change of control of our company, even if a change of control would generally be beneficial to our stockholders.

The Series C Preferred Stock is redeemable at the option of the holders under certain circumstances.

On or after November 8, 2011, the holders of two-thirds of the outstanding shares of Series C Preferred Stock may require us to redeem all or any portion of the outstanding shares of Series C Preferred Stock. The redemption price is equal to 120% of the stated liquidation preference amount, to the extent that the redemption is made in cash, or 140% of the stated liquidation preference amount to the extent that, at our election, the redemption is made in shares of our common stock. If the redemption is made in shares of common stock, the shares will be based on the fair market value of the common stock, based on a 10 day volume weighted average, as of the redemption date. Depending on our cash resources at the time that this redemption right is exercised, we may or may not be able to fund the redemption from our available cash resources. If we were unable to fund the redemption from available cash we would need to find an alternative source of financing to do so. The can be no assurances that we would be able to raise such funds if they are required. If we were not able to finance the redemption in cash, we would have to make the redemption payment in shares of our common stock which would be dilutive to our common stockholders.

                The investors in our private placement of Series C Preferred Stock will have the right to designate up to four individuals to be elected to our board of directors.

In the purchase agreement, we agreed that for as long as each investor beneficially owns at least 25% of the total number of shares of common stock underlying the Series C Preferred Stock and warrants issued to them in the private placement, each investor would be entitled to designate one individual to be nominated to our board of directors. We also agreed that as long as either investor or both investors beneficially owns at least 25% of the total number of shares of common stock underlying Series C Preferred Stock and warrants issued to them in the private placement, we would include one investor designee in the corporate governance and nominating committee and one investor designee on the compensation committee of our board of directors. Upon the first closing, our board of directors elected Philip J. Deutch, as the designee of NGP Energy Technology Partners, L.P., and David J. Prend, as the designee of RockPort Capital Partners II, L.P., to serve on our board.

Upon the second closing, as required under the purchase agreement, our board of directors was reduced from nine directors to seven directors, and the investors jointly had the right to designate one additional director who is “independent” (as that term is defined in the regulations of the Nasdaq Stock Market) to serve as a director. Accordingly, effective as of the second closing, three existing directors resigned and the board duly appointed Robert G. Schoenberger, Chairman of the Board and Chief Executive Officer of Unitil Corporation, as the investors’ additional independent designee.  However, in the event the size of our board of directors is increased to nine members in order to comply with Nasdaq rules, the investors will be entitled to designate an additional independent director.

The number of investor designees will be appropriately adjusted to the extent required by the applicable rules of Nasdaq.

Because the holders of Series C Preferred Stock will have the right to designate these members to our board of directors, as well as designees to serve on our board committees, they have considerable influence on the composition of our board of directors and its committees.

                We have agreed to give the holders of Series C Preferred Stock the right to participate in subsequent stock issuances.

We agreed that if we issue and sell any new equity securities prior to December 20, 2009, subject to some exceptions, we will give the investors the right to purchase all or some of those new securities so as we permit the investors to maintain their ownership percentage in our stock. The existence of this right may make it more difficult for us to obtain financing from third parties that do not wish to have the Series C Preferred Stock investors participating in their financing.

The Series C Preferred Stock private placement had a substantial dilutive effect on our common stock, and subsequent anti-dilution adjustments could increase the dilutive effect.

Consummation of the private placement had a substantial dilutive effect on our common stockholders. The aggregate number of shares issued pursuant to the private placement substantially increased the number of shares of our capital stock outstanding on an as converted basis. As a result, the percentage ownership of our common stockholders significantly declined as a result of the private placement. As a result of the private placement, the investors own approximately 46.7% of the outstanding shares of our capital stock, on an as converted basis assuming conversion of all the shares of Series C Preferred Stock and exercise of all warrants (excluding the additional warrants that may be issued from time to time upon the exercise of certain existing warrants).

Furthermore, the anti-dilution protection provided to both the Series C Preferred stock and the warrants could substantially increase the number of shares of our common stock currently outstanding. Upon a dilutive issuance, the conversion price or exercise price will be adjusted down and the number of shares issuable upon conversion or exercise of the Series C Preferred Stock and warrants will increase. Accordingly, if any shares of our capital stock are issued below the current conversion price, there will be additional dilution.

Finally, sales in the public market of the common stock acquired upon conversion of the Series C Preferred Stock or exercise of the warrants, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and impair our ability to raise funds in additional stock financings.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF TRANSACTIONS

Private Placement of Series C Preferred Stock and Related Warrants

On November 8, 2007, we entered into a Stock and Warrant Purchase Agreement (the “Stock Purchase Agreement”) with Rockport Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (collectively, the “Purchasers”).  Under the Stock Purchase Agreement, the Purchasers agreed to purchase in a private placement up to 25,000 shares of our newly created Series C Preferred Stock and warrants to purchase up to 19,711,539 shares of common stock, for an aggregate gross purchase price of $25 million.

This private placement occurred in two closings.  The first closing occurred on November 8, 2007.  At the first closing, we issued 10,000 shares of Series C Preferred Stock at $1,000 per share for an aggregate gross purchase price of $10 million.  These shares are currently convertible into 9,615,384 shares of common stock at a conversion price of $1.04 per share.  We also issued warrants to purchase an aggregate of 15,262,072 shares of common stock.  These warrants had an initial exercise price of $1.44 per share and may not be exercised until May 8, 2008.  As a result of stockholder approval of the second closing and related matters on December 20, 2007, as described below, the exercise price of these warrants was reduced to $1.25 per share.

                At the second closing, which occurred on December 20, 2007 following stockholder approval, we issued 15,000 shares of Series C Preferred Stock for an aggregate gross purchase price of $15 million, of which $10 million was paid through the cancellation of short-term notes previously issued to the Purchasers on November 7, 2007.  These shares are currently convertible into 14,423,076 shares of common stock.  At this closing, we also issued warrants to purchase an aggregate of 4,449,467 shares of common stock at an exercise price of $1.25 per share.  These warrants are exercisable immediately.

                Stock Purchase Agreement

The Stock Purchase Agreement contains the following additional material provisions:

•                  Board Representation.  We agreed that each Purchaser had the right to designate one representative to our board of directors in connection with the first closing.  Accordingly, our board of directors duly appointed David Prend, as RockPort’s designee, and Philip Deutch, as NGP’s designee, to fill vacancies existing on the board of directors and to serve as members, respectively, of the corporate governance and nominating committee and the compensation committee of the board.  These appointments were effective as of the first closing.  Accordingly, Messrs. Deutch and Prend became directors on November 8, 2007.  Mr. Deutch serves as a Class II Director and Mr. Prend serves as a Class III Director.  Messrs. Prend and Deutch have also been appointed to serve as members of a four person special committee of the board charged with searching for a new Chief Executive Officer for our company.

Upon the second closing, as required under the Stock Purchase Agreement, our board of directors was reduced from nine directors to seven directors and the Purchasers jointly had the right to designate one additional director who is “independent” (as that term is defined in the regulations of the Nasdaq Stock Market) to serve as a director.  Accordingly, effective as of the second closing, three existing directors resigned and the board duly appointed Robert G. Schoenberger, Chairman of the Board and Chief Executive Officer of Unitil Corporation, as the Purchasers’ additional independent designee.  Mr. Schoenberger serves as a Class II Director.  Following the second closing, if the number of members of the board of directors must be set at nine to comply with regulations of the Nasdaq Stock Market, the Purchasers would have the right to designate one additional “independent” director.

•                  Additional Warrants.  We have also agreed to issue the Purchasers additional warrants in the event that the holders of certain existing warrants (none of whom are affiliated with the Purchasers) exercise those warrants in the future.  Upon those exercises, we will issue to the Purchasers additional warrants to purchase common stock equal to one-half of the number of shares of common stock issued upon exercise of these existing warrants.  The exercise price of these warrants will be $1.25 per share.  As of March 1, 2008, if all of these existing warrants are exercised, we would need to issue warrants to purchase an additional 3,455,258 shares of common stock to the Purchasers.

•                  Future Issuances.  We have agreed that if we issue and sell any new securities prior to the second anniversary of the stockholders meeting called to approve the second closing, subject to some exceptions, we will give the investors the right to purchase all or some of those new securities so as to permit the Purchasers to maintain their ownership percentage in the our stock.

Warrants

At the first closing, we issued warrants to purchase an aggregate of 15,262,072 shares of common stock.  These warrants may be exercised any time after May 8, 2008, but no later than November 8, 2014.  These warrants had an initial exercise price of $1.44 per share, but the exercise price was reduced to $1.25 per share as a result of obtaining stockholder approval of the second closing and related matters.

At the second closing, we issued warrants to purchase an aggregate of 4,449,467 shares of common stock.  These warrants are immediately exercisable, have an exercise price of $1.25 per share, and expire on December 20, 2014.

The exercise price and number of shares issuable upon exercise of these warrants are subject to adjustment in the event of stock splits or dividends, liquidation, dissolution, winding-up, consolidation, merger, sale of substantially all assets, or similar event.  In addition, the exercise price and number of shares issuable upon exercise of these warrants will be subject to adjustment in the event of dilutive issuances so that the exercise price of these warrants will always be equal to the product of 120% multiplied by the conversion price of the Series C Preferred Stock.  Upon each adjustment of the exercise price, the number of shares subject to the warrant will also be adjusted.  The number of shares subject to the warrant upon adjustment will be determined by multiplying the current exercise price prior to the adjustment by the number of shares subject to the warrant and dividing the product by the exercise price resulting from the adjustment.

Under the terms of these warrants, the holders have the option to exercise the warrants on a “net share” or cashless basis, in which warrant shares are forfeited in lieu of paying the cash exercise price, in which case we would receive no additional proceeds upon their exercise (but fewer shares would be issued).

                Series C Preferred Stock

Set forth below are the material terms of the Series C Preferred Stock:

•                  Seniority.  The Series C Preferred Stock ranks senior to the common stock and senior to all other existing or future classes or series of preferred stock or other equity securities, other than the outstanding Series B Preferred Stock, with which it ranks pari passu.  The Series C Preferred Stock is subordinate to our indebtedness.  The maximum number of shares of Series C Preferred Stock that we may issue is 30,000 shares.

•                  Dividends.  Holders of the Series C Preferred Stock have the right to receive, in preference to all other classes of stock junior in rank to the Series C Preferred Stock, cumulative dividends at a rate of five percent (5%) of the stated liquidation preference amount, as defined below.   After the payment of this dividend, holders of the Series C Preferred Stock are entitled to participate on an as converted basis in the payment of any dividends on the common stock.

•                  Liquidation Preference.  Upon a liquidation, dissolution, winding-up, consolidation, merger, sale of substantially all assets or similar event, holders of the Series C Preferred Stock have the right to receive, in preference to all other classes of our stock junior in rank to the Series C Preferred Stock, an amount per share equal to the greater of (i) $1,000 per share plus all accrued but unpaid dividends (the “stated liquidation preference amount”), or (ii) the amount per share that a holder would have received if, immediately prior to the liquidation, that holder’s share had been converted to common stock.  After payment of the liquidation preference described above, holders of the Series C Preferred Stock are not entitled to any further participation in any distribution of our assets.

•                  Conversion.  Each share of Series C Preferred Stock is convertible into that number of shares of common stock equal to the quotient determined by dividing 1,000 (plus accrued dividends) by the conversion price.  The initial conversion price of the Series C Preferred Stock is $1.04 per share.  The conversion price is subject to adjustment under certain conditions and upon the occurrence of certain events, as described below.  The holder of a share of Series C Preferred Stock may elect to convert that holder’s share at any time.  In addition, after November 8, 2009, we have the right to force conversion of all Series C Preferred Stock if, for a 180 consecutive day period, the average closing price of our common stock is equal to at least $7.00, subject to adjustment for stock dividends, stock splits or other similar recapitalizations.  The Series C Preferred Stock will receive weighted average anti-dilution protection in the event of a dilutive issuance in accordance with a formula set forth in the Certificate of Designation.

•                  Voting.  The holders of Series C Preferred Stock are entitled to vote on all matters on which the holders of common stock are entitled to vote, voting together with the holders of common stock as a single class.  Each share of Series C Preferred Stock is entitled to that number of votes as is equal to the quotient determined by dividing (i) the original issue price of $1,000 by (ii) $1.44.  Accordingly, each share of Series C Preferred Stock is entitled to 694 votes.  The number of votes to which a share of Series C Preferred Stock is entitled is subject to adjustment for any stock dividends, combinations, splits and the like with respect to shares of common stock.  We are not permitted, without the affirmative vote or written consent of the holders of 50% of the Series C Preferred Stock, directly or indirectly, to take any of the following actions or agree to take any of the following actions:

(1)                                  authorize, create or issue any shares of preferred stock or other equity securities ranking senior to or on a parity with the Series C Preferred Stock;

(2)                                  increase or decrease the total number of authorized shares of Series C Preferred Stock;

(3)                                  amend or modify our certificate of incorporation (including the Certificate of Designation governing the Series C Preferred Stock) or bylaws that would adversely affect the rights, preferences, powers and privileges of the Series C Preferred Stock;

(4)                                  incur any form of indebtedness for borrowed money in excess of $5,000,000 in the aggregate (other than indebtedness existing at November 8, 2007);

(5)                                  repurchase or redeem any equity securities ranking junior to the Series C Preferred Stock, subject to certain exceptions;

(6)                                  effect any distribution or declare, pay or set aside any dividend with respect to any equity securities ranking junior to the Series C Preferred Stock;

(7)                                  effect a liquidation, consummate a reorganization event or dispose, transfer or license any material assets, technology or intellectual property, other than non-exclusive licenses in connection with sales of our products in the ordinary course of business;

(8)                                  change the size of our board of directors;

(9)                                  encumber or grant a security interest in all or substantially all or a material part of our assets except to secure indebtedness permitted above that is approved by our board of directors;

(10)                            acquire a material amount of assets of another entity, through a merger, purchase of assets or purchase of capital stock or otherwise; or

(12)                            enter into any agreement to do or cause to be done any of the foregoing

•                  Redemption.  On or after November 8, 2011, the holders of two-thirds of the outstanding shares of Series C Preferred Stock may require us to redeem all or any portion of the outstanding shares of Series C Preferred Stock.  The redemption price is equal to 120% of the liquidation preference amount, to the extent that the redemption is made in cash, or 140% of the liquidation preference amount to the extent that, at our election, the redemption is made in shares of common stock.  If the redemption is made in shares of common stock, the shares will be based on the fair market value of the common stock, based on a 10 day volume weighted average, as of the redemption date.

Registration Rights Agreement

In connection with the private placement, we agreed to file a registration statement with the Securities and Exchange Commission covering the resale of shares of common stock issuable upon conversion of the Series C Preferred Stock and upon exercise of the warrants issued under the Stock Purchase Agreement.  We were required to file this registration statement by the earlier of (x) five business days after we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and (y) April 7, 2008 (which we have satisfied).  We agreed to use our best efforts to have this registration statement declared effective as soon as practicable after filing, but not later than sixty (60) days after the required filing date, and to keep it effective until the earlier of the date on which all of the shares of common stock covered by that registration statement have been sold and the date on which the holders of the Series C Preferred Stock and warrants may sell all of the common stock covered by that registration statement without restriction pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.  If we fail to comply with these or certain other provisions, then we will be required to pay liquidated damages of one twentieth of a percent (.05%) of the aggregate purchase price paid by the Purchasers for the securities that can be registered on the registration statement for each day the failure continues. The total liquidated damages under this provision are capped at 9.9% of the aggregate purchase price paid by the Purchasers in the private placement.

In the event there is no registration statement effective with respect to the shares of common stock issuable upon conversion of the Series C Preferred Stock and upon exercise of the warrants issued in the private placement, we have agreed to provide the Purchasers with two “demand” registration rights, so long as each demand registration statement covers shares with an anticipated aggregate offering price of at least $3,000,000.  We have also agreed to provide the Purchasers with unlimited “piggyback” rights with respect to offerings by us, subject to certain carve-backs in an underwritten offering.

Issuance of Common Stock in Connection with Offer to Sell Notes

On October 19, 2007, we entered into an Offer to Sell Notes (the “Offer”) with all of the holders of our senior secured convertible notes. Under the terms of the Offer, at any time prior to November 9, 2007, we had the right to purchase the notes for an amount in cash equal to 120% of the aggregate outstanding principal amount of the notes plus accrued and unpaid interest thereon.  In exchange for the holders’ agreement to keep the Offer open until November 9, 2007, we agreed to issue to the holders 749,999 shares of our common stock with piggy back registration rights. Such shares were issued on October 19, 2007.  The notes were repurchased on November 7, 2007.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to 44,499,998 shares of our common stock by the selling stockholders, comprising:

•                  up to 24,038,460 shares of common stock issuable upon conversion or redemption of Series C Preferred Stock (the “Series C Shares”);

•                  up to 19,711,539 shares of common stock issuable upon exercise of related warrants (the “Warrant Shares”); and

•                  up to 749,999 shares of outstanding common stock issued in connection with the Offer (the “Offer Shares”).

The following table, based upon information currently known by us, sets forth as of March 12, 2008: (i) the number of shares held of record or beneficially by the selling stockholders as of such date (as determined below) and (ii) the number of shares that may be offered under this prospectus by each selling stockholder. Beneficial ownership includes shares of common stock plus any securities held by the holder exercisable for or convertible into shares of common stock within sixty (60) days after March 12, 2008, in accordance with Rule 13d-3(d)(1) under the Exchange Act. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder named below.

Except with respect to the Purchasers’ right to designate directors, as described above under “Description of Transactions — Private Placement of Series C Preferred Stock and Related Warrants,” none of the selling stockholders has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares or other securities. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

None of the selling stockholders are broker-dealers. Three selling stockholders are affiliates of broker-dealers. Each such selling stockholder acquired such selling stockholder’s shares in the ordinary course of such selling stockholder’s business and, at the time of the acquisition of the securities to be resold pursuant to this prospectus, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute them. The three stockholders who are affiliates of broker-dealers are as follows:

•                  Capital Ventures International;

•                  Hudson Bay Fund, LP; and

•                  Hudson Bay Overseas Fund, Ltd.

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering (1)	Common Stock Offered Pursuant to this Prospectus (2)	Common Stock Owned Upon Completion of this Offering (3)(4)	Percentage of Common Stock Owned Upon Completion of this Offering (5)

Rockport Capital Partners II, L.P. (6)	26,249,999	26,249,999	0	*
NGP Energy Technology Partners, L.P. (7)	17,500,000	17,500,000	0	*
Iroquois Master Fund, Ltd. (8)	1,402,786	165,373	1,237,413	2.42%
Rockmore Investment Master Fund Ltd. (9)	781,043	99,224	681,819	1.35%
RHP Master Fund, Ltd. (10)	1,280,401	66,149	1,214,252	2.37%
Highbridge International LLC (11)	520,696	66,149	454,547	*
Capital Ventures International (12)	138,914	138,914	0	*
Enable Growth Partners LP (13)	84,980	49,612	35,368	*
Enable Opportunity Partners LP (14)	45,290	9,922	35,368	*
Pierce Diversified Strategy Master Fund LLC, Ena (15)	6,615	6,615	0	*
Hudson Bay Fund, LP (16)	249,142	52,919	196,223	*
Hudson Bay Overseas Fund, Ltd. (17)	26,460	13,230	13,230	*
Bristol Investment Fund, Ltd. (18)	398,350	38,895	359,455	*
Alpha Capital Anstalt (19)	42,997	42,997	0	*
TOTAL	48,727,673	44,499,998	4,227,675

*                                         Less than one percent.

(1)                                  Includes, to the extent applicable, (i) the Series C Shares, (iii) the Warrant Shares, (iii) shares issuable upon exercise or conversion of any other securities that are exercisable or convertible within 60 days of March 12, 2008 and (iv) any outstanding shares of common stock held, including the Offer Shares.

(2)                                  Each entry in this column represents (i) for Rockport Capital Partners II, L.P. and NGP Energy Technology Partners, L.P., the sum of such selling stockholder’s Series C Shares and Warrant Shares and (ii) for each other selling stockholder, such selling stockholder’s Offer Shares.

(3)                                  Assumes solely for purpose of this table that such shares are still owned upon completion of the offering.

(4)                                  We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(5)                                  Percentage ownership is based on 49,961,606 shares of common stock outstanding as of March 12, 2007, plus securities deemed to be outstanding with respect to individual stockholders pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(6)                                  Shares offered hereby include (i) 14,423,076 Series C Shares and (ii) 11,826,923 Warrant Shares. These securities may be deemed to be beneficially owned by RockPort Capital II, LLC (“RockPort LLC”), and Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, Stoddard M. Wilson and David J. Prend (the “Members”). RockPort LLC is the general partner of RockPort Capital Partners II, L.P. (“RockPort”). Each of the Members are managing members of RockPort LLC. Each of RockPort LLC and the Members (the “Reporting Persons”) disclaim beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Exchange Act or for any other purpose. As discussed in more detail under “Description of Transactions — Private Placement of Series C Preferred Stock and Related Warrants,” in connection with the first closing of the private placement, RockPort was entitled to designate one individual to be nominated to our board of directors. Mr. Prend was RockPort’s designee and, accordingly, was appointed to the board effective upon consummation of the first closing and serves as a member of the corporate governance and nominating committee and the compensation committee.

(7)                                  Shares offered hereby include (i) 9,615,384 Series C Shares and (ii) 7,884,616 Warrant Shares. NGP ETP, L.L.C. (“NGP GP”) is the general partner of NGP Energy Technology Partners, L.P. (“NGP Energy Tech”). Energy Technology Partners, L.L.C. (“ETP”) is the manager of NGP GP. Philip J. Deutch (“Deutch”) is the manager of ETP. Each of NGP GP, ETP and Deutch (the “Reporting Persons”) disclaim beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this response shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Exchange Act or for any other purpose. As discussed in more detail under “Description of Transactions — Private Placement of Series C Preferred Stock and Related Warrants,” in connection with the first closing of the private placement, NGP Energy Tech was entitled to designate one individual to be nominated to our board of directors. Mr. Deutch was NGP Energy Tech’s designee and, accordingly, was appointed to the board effective upon consummation of the first closing and serves as a member of the compensation committee.

(8)                                  Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund, Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(9)                                  Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of March 12, 2008, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to such shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Exchange Act. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(10)                            RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of our securities owned by the RHP Master Fund.

(11)                            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment direction over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Highbridge International LLC.

(12)                            Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(13)                            Mitch Levine, Managing Partner, has voting and investment power over securities held by Enable Growth Partners LP.

(14)                            Mitch Levine, Managing Partner, has voting and investment power over securities held by Enable Opportunity Partners LP.

(15)                            Mitch Levine, Managing Partner, has voting and investment power over securities held by Pierce Diversified Strategy Master Fund LLC, Ena.

(16)                            Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaims beneficial ownership of the securities held by Hudson Bay Fund, LP.

(17)                            Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaims beneficial ownership of the securities held by Hudson Bay Overseas Fund, Ltd.

(18)                            Bristol Capital Advisors, LLC (“BCA”) is the investment advisor to Bristol Investment Fund, Ltd. (“Bristol”). Paul Kessler is the manager of BCA and as such has voting and investment control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities.

(19)                            Konrad Ackerman has voting and investment power over securities owned by Alpha Capital Anstalt.

PLAN OF DISTRIBUTION

The selling stockholders, and any of their pledgees, donees, transferees or other successors in interest, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  one or more underwritten offerings on a firm commitment or best efforts basis;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions or discounts may be less than or in excess of those customary in the types of transactions involved.  Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the donees, transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the donee, pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder.  If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the registration statement, of which this prospectus forms a part.

LEGAL MATTERS

Greenberg Traurig LLP has opined as to the legality of the securities being offered by this registration statement.

EXPERTS

The financial statements of SatCon Technology Corporation as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and December 31, 2006, incorporated by reference in this prospectus and elsewhere in the Registration Statement, have been audited by Vitale, Caturano & Company, Ltd., an independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the operation of the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.  The SEC’s Internet site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

Our Internet address is www.satcon.com. The information on our Internet website is not incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1)                                  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

(2)                                  Our Current Reports on Form 8-K filed on January 22, 2008, January 28, 2008 and March 3, 2008;

(3)                                  All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement; and

(4)                                  The description of our common stock contained in our Registration Statement on Form 8-A filed on November 6, 1992, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these documents, which will be provided to you at no cost, by contacting:

SatCon Technology Corporation

27 Drydock Avenue

Boston, MA 02210

Attn: Investor Relations Department

(617) 897-2400

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.